Exhibit 99.4

Third Quarter 2017

Message from the Chairman of the Board and the President and Chief Executive Officer

Third quarter	For the three months ended September 30, 2017, Hydro-Québec posted net income of $288 million.

On markets outside Québec, Hydro-Québec Production’s net electricity exports remained strong even though temperatures recorded in the U.S. Northeast were close to normal in 2017, whereas they had been very warm in 2016. The division thus exported 9.6 TWh for a total of $406 million in the third quarter of 2017, compared to 9.8 TWh and $400 million a year earlier. Financial expenses increased by $10 million, mainly on account of the foreign currency effect on working capital denominated in U.S. dollars. The difference with 2016 third-quarter net income, which amounted to $306 million, is essentially due to these two factors.

Summary of results for the first three quarters	For the nine months ended September 30, 2017, Hydro-Québec’s net income totaled $2,190 million, which is comparable to the $2,196 million recorded in 2016.

On markets outside Québec, earnings from net electricity exports were comparable to those in the same period of 2016. The first nine months of 2017 were marked by a historic volume of net exports. Thanks to the skillful execution of the company’s sales programs and the solid performance of its generating and transmission facilities, Hydro-Québec Production’s net exports totaled 27.1 TWh, or 2.7 TWh more than the previous record, set in 2016.

Consolidated results for the first three quarters

Revenue totaled $9,918 million, compared to $9,857 million in the same period last year. Revenue from electricity sales in Québec amounted to $8,492 million, a $6-million decrease compared to 2016 partly resulting from the impact of temperatures, which in particular were 3°C below climate normals in April 2016, whereas they were closer to normal in April 2017. Revenue from electricity sales on markets outside Québec was $1,269 million, a $31-million increase compared to $1,238 million in 2016 due to volume growth in electricity exports. Other revenue increased by $36 million to $157 million, in large part because of differences in the net amounts that Hydro-Québec is entitled to recover from customers or is required to pay to them, mainly in connection with revenue variances related to climate conditions and variances in supply costs for electricity in excess of the heritage pool.

Total expenditure amounted to $5,870 million, compared to $5,766 million in 2016. The difference is partly the result of a $32-million rise in Hydro-Québec Distribution’s electricity purchases from third parties, primarily due to the commissioning of new wind farms. It is also attributable to a $58-million increase in the depreciation and amortization expense, essentially related to regulatory assets and liabilities.

Financial expenses totaled $1,858 million in 2017, compared to $1,895 million in 2016. This decrease is partly due to the foreign currency effect on working capital denominated in U.S. dollars.

Segmented results	Generation
for the first three quarters

Hydro-Québec Production posted net income of $1,459 million, compared to $1,438 million in 2016. Earnings from net electricity exports were comparable to those in the same period last year. The first three quarters were marked by a historic volume of net exports, which totaled 27.1 TWh, or 2.7 TWh more than in 2016. Net electricity sales to Hydro-Québec Distribution decreased by $22 million, primarily because of a reduction in the volume of electricity supplies. Financial expenses decreased by $40 million in 2017, partly on account of the foreign currency effect on working capital denominated in U.S. dollars.

Transmission

Hydro-Québec TransÉnergie’s net income was $530 million in 2017, a $59-million increase compared to the $471 million recorded in the first three quarters of 2016. Revenue from native-load transmission service provided to Hydro-Québec Distribution increased by $86 million following a decision handed down by the Régie de l’énergie.

Distribution

Hydro-Québec Distribution’s net income totaled $185 million, compared to $215 million in the same period of 2016. Revenue from electricity sales in Québec decreased by $6 million, mainly on account of temperatures, which in particular had been 3°C below climate normals in April 2016. Other revenue increased by $42 million compared to 2016, in large part because of differences in the net amounts that Hydro-Québec is entitled to recover from customers or is required to pay to them, mainly in connection with revenue variances related to climate conditions and variances in supply costs for electricity in excess of the heritage pool. Electricity purchases, the related transmission costs and fuel purchases rose by $112 million. More specifically, supplies from Hydro-Québec Production decreased by $22 million, while native-load transmission costs incurred with Hydro-Québec TransÉnergie increased by $86 million and electricity purchases from third parties increased by $32 million, primarily due to the commissioning of new wind farms.

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities. These projects are carried out by Hydro-Québec Innovation, équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The segment’s volume of activity totaled $1,768 million, compared to $1,497 million in 2016. Projects under way for Hydro-Québec Production mainly include ongoing construction of the Romaine hydroelectric complex. Work in progress for Hydro-Québec TransÉnergie includes the 735-kV Chamouchouane–Bout-de-l’Île project, as well as various projects stemming from continued investment in asset reliability and sustainment, particularly the replacement of PK type circuit breakers.

Page 2	Third Quarter 2017

Investment	In the first nine months of 2017, Hydro-Québec invested $2,586 million in property, plant and equipment and intangible assets, compared to $2,308 million a year earlier.

Most of Hydro-Québec Production’s investments were allocated to ongoing construction of the Romaine complex. A milestone was reached in September with the commissioning of the two units at Romaine-3 generating station (395 MW). The division also carried out several projects to ensure the long-term operability of its facilities and optimize their output, including the refurbishments under way at Robert-Bourassa, Beauharnois and Carillon generating stations.

Hydro-Québec TransÉnergie continued investing in its transmission system. This included work to connect the Romaine complex as part of the expansion of the transmission system in the Minganie region. It is worth noting that the facilities needed to integrate the output from Romaine-3 generating station onto the grid were commissioned in September. In addition, the division continued to build a 735-kV line extending over 400 km as part of the Chamouchouane–Bout-de-l’Île project. It also carried out upgrading and modernization work to ensure the reliability and long-term operability of its transmission assets and enhance service quality. One such project is the replacement of PK circuit breakers.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and to ensure the long-term operability of its facilities. Its growth projects include connecting Judith-Jasmin substation to the distribution system.

Financing	During the third quarter, Hydro-Québec issued bonds in the amount of $500 million maturing in 2055, at a cost of 3.10%, on the Canadian market.

The funds raised were used to support part of the investment program and to refinance maturing debt.

	Michael D. Penner	Éric Martel

	Chairman of the Board	President and Chief Executive Officer

November 17, 2017

Third Quarter 2017	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2017	2016	2017	2016

Revenue		2,753	2,740	9,918	9,857

Expenditure
Operations		635	604	1,974	1,907
Other components of employee future benefit cost	2, 8	(83)	(60)	(248)	(181)
Electricity and fuel purchases		392	402	1,409	1,386
Depreciation and amortization	4	649	633	1,944	1,886
Taxes		246	239	791	768

		1,839	1,818	5,870	5,766

Income before financial expenses		914	922	4,048	4,091
Financial expenses	5	626	616	1,858	1,895

Net income		288	306	2,190	2,196

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Note	2017	2016	2017	2016

Net income		288	306	2,190	2,196

Other comprehensive income
Change in deferred losses on items designated as cash flow hedges	6	(252)	(2)	(320)	(200)
Reclassification to results of deferred losses (gains) on items designated as cash flow hedges	6	213	(104)	344	127
Reclassification to results of net actuarial losses and past service costs (credits) for employee future benefits		25	28	74	85
Translation differences in financial statements of foreign operations		(1)	(1)	(3)	(1)

		(15)	(79)	95	11

Comprehensive income		273	227	2,285	2,207

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Third Quarter 2017

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Notes	As at September 30, 2017	As at December 31, 2016

ASSETS

Current assets
Cash and cash equivalents		1,203	1,243
Short-term investments		1,148	2,184
Accounts receivable and other receivables		1,652	2,049
Derivative instruments	6	79	100
Regulatory assets		125	123
Materials, fuel and supplies		217	219

		4,424	5,918

Property, plant and equipment		63,520	62,691
Intangible assets		875	938
Investments		891	884
Derivative instruments	6	102	284
Regulatory assets		4,085	4,237
Other assets		724	215

		74,621	75,167

LIABILITIES

Current liabilities
Borrowings		1,653	7
Accounts payable and accrued liabilities		1,998	2,199
Dividend payable		–	2,146
Accrued interest		480	894
Asset retirement obligations		81	86
Derivative instruments	6	30	152
Current portion of long-term debt	6	1,183	1,398

		5,425	6,882

Long-term debt	6	43,205	44,218
Asset retirement obligations		789	774
Derivative instruments	6	5	13
Regulatory liabilities		370	381
Other liabilities		2,587	2,902
Perpetual debt	6	251	293

		52,632	55,463

EQUITY

Share capital		4,374	4,374
Retained earnings		19,451	17,261
Accumulated other comprehensive income	9	(1,836)	(1,931)

		21,989	19,704

		74,621	75,167

Contingencies	10

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Michelle Cormier	/s/ Michael D. Penner
Chair of the Audit Committee	Chairman of the Board

Third Quarter 2017	Page 5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of Canadian dollars (unaudited)				Nine months ended September 30

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at January 1, 2017		4,374	17,261	(1,931)	19,704

Net income		–	2,190	–	2,190
Other comprehensive income	9	–	–	95	95

Balance as at September 30, 2017		4,374	19,451	(1,836)	21,989

Balance as at January 1, 2016		4,374	16,546	(1,445)	19,475

Net income		–	2,196	–	2,196
Other comprehensive income	9	–	–	11	11

Balance as at September 30, 2016		4,374	18,742	(1,434)	21,682

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Third Quarter 2017

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30
	Notes	2017	2016	2017	2016

Operating activities
Net income		288	306	2,190	2,196
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	649	633	1,944	1,886
Amortization of premiums, discounts and issue expenses related to debt securities		48	44	140	128
Deficit of net cost recognized with respect to amounts paid for employee future benefits		(46)	(69)	(159)	(181)
Other		111	208	344	277
Regulatory assets and liabilities		(11)	(245)	(145)	(277)
Change in non-cash working capital items	7	175	160	(211)	(312)
		1,214	1,037	4,103	3,717

Investing activities
Additions to property, plant and equipment		(1,027)	(829)	(2,519)	(2,249)
Additions to intangible assets		(23)	(17)	(67)	(59)
Net change in short-term investments and sinking fund		(200)	(741)	452	(253)
Other		4	3	9	(7)
		(1,246)	(1,584)	(2,125)	(2,568)

Financing activities
Issuance of long-term debt		597	999	636	2,011
Repayment of long-term debt		(14)	(15)	(1,404)	(1,916)
Cash receipts arising from credit risk management	6	758	2,602	4,017	8,348
Cash payments arising from credit risk management	6	(1,391)	(2,669)	(4,706)	(8,976)
Net change in borrowings		515	864	1,635	2,125
Dividend paid		–	–	(2,146)	(2,360)
Other		(19)	23	(31)	(154)
		446	1,804	(1,999)	(922)

Foreign currency effect on cash and cash equivalents		(9)	1	(19)	(22)

Net change in cash and cash equivalents		405	1,258	(40)	205
Cash and cash equivalents, beginning of period		798	1,595	1,243	2,648

Cash and cash equivalents, end of period		1,203	2,853	1,203	2,853

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2017	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2017 and 2016

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2016.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2016, except for the recent changes.

Management is of the opinion that these quarterly consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until November 17, 2017, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted the recording or presentation of events subsequent to the balance sheet date.

Note 2	Changes to Accounting Policies

RECENT CHANGES

Employee future benefits

On January 1, 2017, Hydro-Québec early adopted Accounting Standards Update (ASU) 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, as issued by the Financial Accounting Standards Board (FASB). This ASU states that current service cost is the only component of net employee future benefit cost that can be presented under Expenditure – Operations, and that only this component is eligible for capitalization in assets.

ASU 2017-07 was applied on a modified retrospective basis for the presentation of the other components of employee future benefit cost in the consolidated statements of operations. Using the allowed practical expedient, Hydro-Québec applied the amounts disclosed in the “Employee Future Benefits” note to the 2016 consolidated financial statements for the restatement of comparative information. For the three- and nine-month periods ended September 30, 2017, the new presentation led to a reclassification of $(83) million and $(248) million, respectively, from Expenditure – Operations to Other components of employee future benefit cost [$(60) million and $(181) million, respectively, for the three- and nine-month periods ended September 30, 2016].

The ASU was applied prospectively for the capitalization of related costs in assets. For the three- and nine-month periods ended September 30, 2017, this amendment resulted in an increase of $4 million and $14 million, respectively, in net income and property, plant and equipment.

Investments

On January 1, 2017, Hydro-Québec adopted ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, as issued by the FASB. This ASU simplifies the application of the equity method of accounting in the case where a reporting entity increases its level of investment in another entity or its degree of influence over such an entity. It was applied prospectively and has not had any impact on Hydro-Québec’s consolidated financial statements.

Page 8	Third Quarter 2017

Note 2	Changes to Accounting Policies (continued)

STANDARDS ISSUED BUT NOT YET ADOPTED

Hedge accounting

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This ASU amends the requirements related to hedging relationships in order to simplify the application of hedge accounting and to improve the transparency of information provided in the financial statements regarding an entity’s risk management activities. It will apply on a modified retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2019. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Statement of cash flows

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how certain items are presented and classified in the statement of cash flows. It will apply on a full retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2018, and should not have any significant impact on Hydro-Québec’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU provides guidance on lease definition, recognition and presentation and requires, in particular, the recognition of assets and liabilities by lessees for all operating and finance leases with a term of more than 12 months. It will apply on a modified retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2019. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Financial instruments

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU provides guidance on the recognition and measurement of financial assets and financial liabilities. It will be applied on a modified retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2018, and should not have any significant impact on Hydro-Québec’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value through net income. It will be applied on a modified retrospective basis to the consolidated financial statements for annual periods beginning on or after January 1, 2021. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Revenue

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU provides guidance on the recognition of revenue at the time that goods or services are transferred to a client, for an amount that reflects the payment which the entity expects to receive in exchange for the goods or services.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of this guidance by one year.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This ASU clarifies the guidance used to determine if an entity is acting on its own behalf or as an intermediary.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. This ASU clarifies guidance on identifying performance obligations and the licensing of intellectual property rights.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. This ASU clarifies the guidance on assessing collectibility, on noncash considerations and on completed contracts on the date of initial application.

These ASUs will apply on a full or modified retrospective basis to consolidated financial statements for annual periods beginning on or after January 1, 2018. Hydro-Québec is currently examining their impact on its consolidated financial statements.

Third Quarter 2017	Page 9

Note 3	Regulation

DISTRIBUTION

In decision D-2017-034 of March 22, 2017, the Régie de l’énergie (the Régie) authorized an increase of 0.7% in all Hydro-Québec electricity rates except Rate L, for which the increase was set at 0.2%. The new rates are effective as of April 1, 2017. The authorized return on the rate base was set at 6.90%, assuming a capitalization with 35% equity.

In decision D-2017-022 of March 1, 2017, the Régie authorized the Distributor to exceptionally include in its 2017–2018 rates a net amount of $160 million for revenue variances related to climate conditions from 2010 to 2016.

TRANSMISSION

In decision D-2017-049 of April 28, 2017, the Régie set Hydro-Québec’s power transmission rates for 2017. The authorized return on the rate base was set at 6.80%, assuming a capitalization with 30% equity.

In decision D-2017-021 of March 1, 2017, the Régie authorized the Transmission Provider to amortize over a five-year period the deferral account for costs related to the project involving the replacement of PK type circuit breakers.

Note 4	Depreciation and Amortization

	Three months ended September 30		Nine months ended September 30

	2017	2016	2017	2016

Property, plant and equipment	553	555	1,648	1,652
Intangible assets	43	45	132	131
Regulatory assets and liabilities	44	29	133	87
Retirement of capital assets	9	4	31	16

	649	633	1,944	1,886

Note 5	Financial Expenses

	Three months ended September 30		Nine months ended September 30

	2017	2016	2017	2016

Interest on debt securities	634	623	1,887	1,867
Net exchange loss (gain)	6	(3)	10	31
Guarantee fees related to debt securities	54	55	163	164

	694	675	2,060	2,062

Less
Capitalized financial expenses	59	52	170	141
Net investment income	9	7	32	26

	68	59	202	167

	626	616	1,858	1,895

Page 10	Third Quarter 2017

Note 6	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses forward contracts and currency swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as forward contracts and interest rate swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at September 30, 2017[a]	As at December 31, 2016[a]

Forward contracts
U.S. dollars	202	1,223

Swaps
Canadian dollars	(6,905)	(7,969)
U.S. dollars	5,730	5,730
Yen	–	1,000

a)	Figures in parentheses represent amounts to be paid.

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line item affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. The notional amounts of open positions in currency sales and purchase contracts as at September 30, 2017, were US$1,014 million and US$496 million, respectively (US$1,175 million in currency sales contracts and no open position in currency purchase contracts as at December 31, 2016).

Interest rate risk – Hydro-Québec uses forward rate agreements and interest rate swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line item affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec has traded electricity futures and swaps for which open positions as at September 30, 2017, totaled 22.2 TWh (19.9 TWh as at December 31, 2016), natural gas futures and petroleum product swaps for which there were no open positions at September 30, 2017 (0.5 million MMBtu and 2.6 million litres, respectively, as at December 31, 2016), as well as aluminum swaps for which open positions as at September 30, 2017, totaled 429,825 tonnes (254,050 tonnes as at December 31, 2016).

Third Quarter 2017	Page 11

Note 6	Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at September 30, 2017
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets
Contracts – Currency risk	–	855	172	1,027
Contracts – Currency risk and interest rate risk	–	–	–	–
Contracts – Interest rate risk	409	6	–	415
Contracts – Price risk	–	43	66	109
	409	904	238	1,551
Liabilities
Contracts – Currency risk	–	(242)	(346)	(588)
Contracts – Currency risk and interest rate risk	–	–	–	–
Contracts – Interest rate risk	–	–	–	–
Contracts – Price risk	–	(116)	(20)	(136)
	–	(358)	(366)	(724)
Total	409	546	(128)	827

			As at December 31, 2016
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets
Contracts – Currency risk	–	1,217	94	1,311
Contracts – Currency risk and interest rate risk	1	–	–	1
Contracts – Interest rate risk	540	–	–	540
Contracts – Price risk	–	54	57	111
	541	1,271	151	1,963
Liabilities
Contracts – Currency risk	–	(152)	(1,028)	(1,180)
Contracts – Currency risk and interest rate risk	–	–	–	–
Contracts – Interest rate risk	–	(2)	(3)	(5)
Contracts – Price risk	–	(48)	(16)	(64)
	–	(202)	(1,047)	(1,249)
Total	541	1,069	(896)	714

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at September 30, 2017, $(178) million was in consideration of amounts received or disbursed [$(1,023) million as at December 31, 2016] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Page 12	Third Quarter 2017

Note 6	Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

			As at September 30, 2017				As at December 31, 2016
	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet
Assets
Current	297	(215)	(3)	79	223	(110)	(13)	100
Long-term	1,254	(473)	(679)	102	1,740	(974)	(482)	284
	1,551	(688)	(682)	181	1,963	(1,084)	(495)	384
Liabilities
Current	(465)	434	1	(30)	(1,091)	939	–	(152)
Long-term	(259)	254	–	(5)	(158)	145	–	(13)
	(724)	688	1	(35)	(1,249)	1,084	–	(165)
Total	827	–	(681)	146	714	–	(495)	219

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (ISDA) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at September 30, 2017, there was no amount receivable from clearing agents in consideration of net cash payments included in Accounts receivable and other receivables, under Current assets on the balance sheet ($27 million as at December 31, 2016). However, an amount of $45 million payable to clearing agents in consideration of net cash receipts was included in Accounts payable and accrued liabilities, under Current liabilities on the balance sheet ($16 million as at December 31, 2016).

Third Quarter 2017	Page 13

Note 6	Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results, except for the ineffective portion of the hedges, which is insignificant. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

					Three months ended September 30, 2017
	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges				Losses (gains) on derivatives not designated as hedges
	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results	Effective portion reclassified from Other comprehensive income to results		Recognized in results
Contracts – Currency risk	–		200	–	237	[a]	52
Contracts – Currency risk and interest rate risk	–		–	–	–		–
Contracts – Interest rate risk	67		(3)	–	–		(3)
Contracts – Price risk	–		55	(5)[b]	(24)	[b]	(4)
	67[c]		252	(5)	213		45[d]
Impact of hedged items on results	(65)				(213)		(53)

					Three months ended September 30, 2016
	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges				Losses (gains) on derivatives not designated as hedges
	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results	Effective portion reclassified from Other comprehensive income to results		Recognized in results
Contracts – Currency risk	–		38	–	(81)	[a]	(30)
Contracts – Currency risk and interest rate risk	–		–	–	–		–
Contracts – Interest rate risk	(11)		–	–	–		–
Contracts – Price risk	–		(36)	1[b]	(23)	[b]	(4)
	(11)	[c]	2	1	(104)		(34)	[d]
Impact of hedged items on results	9				104		32

a)	In 2017, $(31) million was recognized in Revenue [$(18) million in 2016], and $268 million in Financial expenses [$(63) million in 2016].

b)	In 2017, $(29) million was recognized in Revenue [$(22) million in 2016].

c)	This amount, including the ineffective portion totaling $2 million in 2017 [$(2) million in 2016], was recognized in Financial expenses.

d)

These instruments are essentially related to integrated risk management transactions. The impact of these instruments on results is recognized in the line item affected by the managed risk. Therefore, in 2017, $2 million was recognized in Revenue ($5 million in 2016), $(6) million in Electricity and fuel purchases [$(7) million in 2016], and $49 million in Financial expenses [$(32) million in 2016].

Page 14	Third Quarter 2017

Note 6	Financial Instruments (continued)

						Nine months ended September 30, 2017
	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges					Losses (gains) on derivatives not designated as hedges
	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results		Effective portion reclassified from Other comprehensive income to results		Recognized in results
Contracts – Currency risk	–		387	(1)	[a]	478[a]		32
Contracts – Currency risk and interest rate risk	–		–	–		–		–
Contracts – Interest rate risk	110		(7)	–		2[b]		(5)
Contracts – Price risk	–		(60)	6[c]		(136)	[c]	(50)
	110[d]		320	5		344		(23)	[e]
Impact of hedged items on results	(107)					(344)		(41)

						Nine months ended September 30, 2016
	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges					Losses (gains) on derivatives not designated as hedges
	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results		Effective portion reclassified from Other comprehensive income to results		Recognized in results
Contracts – Currency risk	–		419	–		472[a]		190
Contracts – Currency risk and interest rate risk	(1)		–	–		–		–
Contracts – Interest rate risk	(179)		(2)	–		2[b]		–
Contracts – Price risk	–		(217)	1	[c]	(347)	[c]	(50)
	(180)	[d]	200	1		127		140[e]
Impact of hedged items on results	168					(127)		(191)

a)	In 2017, $(41) million was recognized in Revenue ($35 million in 2016), and $518 million in Financial expenses ($437 million in 2016).

b)	In 2017 and 2016, $2 million was recognized in Financial expenses.

c)	In 2017, $(130) million was recognized in Revenue [$(346) million in 2016].

d)	This amount, including the ineffective portion totaling $3 million in 2017 [$(12) million in 2016], was recognized in Financial expenses.

e)

These instruments are essentially related to integrated risk management transactions. The impact of these instruments on results is recognized in the line item affected by the managed risk. Therefore, in 2017, $(45) million was recognized in Revenue [$(56) million in 2016], $(9) million in Electricity and fuel purchases [$(12) million in 2016], and $31 million in Financial expenses ($208 million in 2016).

Third Quarter 2017	Page 15

Note 6	Financial Instruments (continued)

During the first nine months of 2017 and 2016, Hydro-Québec did not reclassify any amounts from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at September 30, 2017, the net loss presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months was estimated at $34 million (net gain of $101 million as at September 30, 2016).

As at September 30, 2017 and 2016, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except in the case of the items presented in the table below:

	As at September 30, 2017		As at December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt[a]	44,388	58,254	45,616	60,931
Perpetual debt	251	214	293	217

a)	Including the current portion.

ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Accounts receivable and other receivables include unbilled electricity deliveries, which totaled $743 million as at September 30, 2017 ($1,206 million as at December 31, 2016).

Note 7	Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Change in non-cash working capital items
Accounts receivable and other receivables	410	576	386	594
Materials, fuel and supplies	2	(2)	2	(6)
Accounts payable and accrued liabilities	166	(20)	(158)	(451)
Accrued interest	(403)	(394)	(441)	(449)
	175	160	(211)	(312)
Investing activities not affecting cash
Increase in property, plant and equipment	24	113	56	155
Interest paid	875	877	1,928	1,964

Page 16	Third Quarter 2017

Note 8	Employee Future Benefits

			Three months ended September 30
	Pension Plan		Other plans
	2017	2016	2017	2016

Current service cost	108	105	11	11
Other components of employee future benefit cost

Interest on obligations	198	192	11	12

Expected return on plan assets	(356)	(334)	–	(1)

Amortization of net actuarial loss	56	62	6	6

Amortization of past service costs (credits)	3	4	(1)	(1)
	(99)	(76)	16	16
Net cost recognized	9	29	27	27

			Nine months ended September 30
	Pension Plan		Other plans
	2017	2016	2017	2016

Current service cost	323	317	33	34
Other components of employee future benefit cost

Interest on obligations	594	574	36	36

Expected return on plan assets	(1,067)	(1,001)	(2)	(3)

Amortization of net actuarial loss	167	185	19	19

Amortization of past service costs (credits)	8	12	(3)	(3)
	(298)	(230)	50	49
Net cost recognized	25	87	83	83

Third Quarter 2017	Page 17

Note 9     Accumulated Other Comprehensive Income

			Nine months ended September 30, 2017

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance, beginning of period	(135)	(1,799)	3	(1,931)

Other comprehensive income before reclassifications	(320)	–	(3)	(323)
Amounts reclassified to results	344	74	–	418

Other comprehensive income	24	74[a]	(3)	95

Balance, end of period	(111)	(1,725)	–	(1,836)

			Nine months ended September 30, 2016

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance, beginning of period	233	(1,678)	–	(1,445)

Other comprehensive income before reclassifications	(200)	–	(1)	(201)
Amounts reclassified to results	127	85	–	212

Other comprehensive income	(73)	85[a]	(1)	11

Balance, end of period	160	(1,593)	(1)	(1,434)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(117) million as at September 30, 2017 [$(128) million as at September 30, 2016].

Page 18	Third Quarter 2017

Note 10	Contingencies

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at September 30, 2017, the amortized cost of the long-term debts concerned was $3,288 million.

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated operating results or financial position.

Among other ongoing actions, some Aboriginal communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various operations carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of these claims.

As well, in November 2006, the Innus of Pessamit reactivated a case instituted in 1998 aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities belonging to the Manic–Outardes complex are located. The Innus of Pessamit are claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim. In July 2015, the Superior Court granted a motion in which the Innus of Pessamit requested that proceedings be suspended until the end of January 2017. In February 2017, the Innus obtained an extension from the case management judge until the end of September 2017. A case management conference is scheduled for November, so that proceedings can resume under a new timeframe.

Third Quarter 2017	Page 19

Note 11	Segmented Information

The following tables present information on segment results and assets:

	Three months ended September 30, 2017
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	449	18	2,281	–	5	–	2,753
Intersegment customers	945	828	18	768	410	(2,969)	–
Net income (loss)	301	175	(205)	–	17	–	288

	Three months ended September 30, 2016
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	444	9	2,271	–	16	–	2,740
Intersegment customers	960	792	18	570	425	(2,765)	–
Net income (loss)	325	165	(215)	–	31	–	306

	Nine months ended September 30, 2017
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	1,397	57	8,437	–	27	–	9,918
Intersegment customers	3,444	2,479	59	1,768	1,234	(8,984)	–
Net income	1,459	530	185	–	16	–	2,190
Total assets as at September 30, 2017	32,952	22,255	12,934	69	6,605	(194)	74,621

	Nine months ended September 30, 2016
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	1,363	52	8,401	–	41	–	9,857
Intersegment customers	3,456	2,355	58	1,497	1,291	(8,657)	–
Net income	1,438	471	215	–	72	–	2,196
Total assets as at September 30, 2016	32,934	21,110	13,203	57	8,500	(180)	75,624

Note 12	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted in the current period.

Page 20	Third Quarter 2017

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended September 30				Nine months ended September 30
Summary of Results	2017	2016	Change (%)		2017	2016	Change (%)

Revenue	2,753	2,740	0.5	h	9,918	9,857	0.6	h
Expenditure	1,839	1,818	1.2	h	5,870	5,766	1.8	h
Financial expenses	626	616	1.6	h	1,858	1,895	2.0	i
Net income	288	306	5.9	i	2,190	2,196	0.3	i

Third Quarter 2017	Page 21

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